UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CRESCENT FINANCIAL CORPORATION

CRESCENT FINANCIAL BANCSHARES, INC.

(Name of Subject Company (Issuer))

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

(Name of Filing Person (Offeror))

Crescent Financial Corporation Common Stock, par value $1.00 per share

Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share

(Title of Class of Securities)

Crescent Financial Corporation Common Stock: 225744101

Crescent Financial Bancshares, Inc. Common Stock: 225743103

(CUSIP Number of Class of Securities)

Piedmont Community Bank Holdings, Inc.

4711 Six Forks Road

Suite 2B

Raleigh, NC 27609

Attention: Scott Custer

(919) 659-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth L. Henderson, Esq.

Tara Newell, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$30,599,998.00	$3,506.76

*	For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the filing fee is described on the cover page to the Schedule TO filed on November 8, 2011.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,506.76
Form or Registration No.:	Schedule TO
Filing Party:	Piedmont Community Bank Holdings, Inc.
Date Filed:	November 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on November 8, 2011 (the “Schedule TO”), by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Purchaser”), in connection with its offer to purchase up to 6,442,105 shares of common stock, par value $1.00 per share (the “Crescent NC Shares”), of Crescent Financial Corporation, a North Carolina corporation (“Crescent NC”), for $4.75 net per share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made pursuant to the Investment Agreement, dated as of February 23, 2011, as amended, by and among Purchaser, Crescent NC and Crescent State Bank (the “Investment Agreement”).

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

Items 1 Through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented by adding hereto the following:

On November 15, 2011, Crescent NC was reincorporated as a Delaware corporation (the “Reincorporation”) through a merger of Crescent NC with and into a newly formed Delaware corporation organized as a subsidiary of Crescent NC, with the newly formed Delaware corporation as the surviving corporation continuing the business of Crescent NC under the name Crescent Financial Bancshares, Inc. (“Crescent DE”). The Reincorporation was effected pursuant to the Agreement and Plan of Merger, dated May 2, 2011, by and between Crescent NC and Crescent DE (the “Merger Agreement”). The Merger Agreement was approved by the shareholders of Crescent NC at a special meeting of shareholders on June 7, 2011, for which the proxies were solicited pursuant to Section 14(a) of the Securities and Exchange Act of 1934. As a result of the Reincorporation, the outstanding Crescent NC Shares automatically converted into shares of common stock, par value $0.001 per share (the “Crescent DE Shares”), of Crescent DE. References to “Shares” mean the Crescent NC Shares prior to the completion of the Reincorporation and the Crescent DE Shares after the completion of the Reincorporation.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

Section 10 “The Investment Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented as follows:

“On November 16, 2011 and November 15, 2011, respectively, each of Jon S. Rufty and Brent D. Barringer, the members of the Board of Directors of Crescent Financial, entered into a Partial Waiver of Voting Agreement with the Purchaser, whereby each of Messrs. Rufty and Barringer was released from his obligation under the Voting Agreement not to tender a portion of his Shares into the Offer, provided that all proceeds received for Shares accepted for purchase in the Offer be used to paydown outstanding indebtedness at Crescent Bank.”

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

Section 13 “Source and Amount of Funds of Other Consideration” of the Offer to Purchase is hereby amended and supplemented as follows:

“As of November 15, 2011, our investors have deposited approximately $30,600,000 into escrow and we now have sufficient funds in escrow to pay for all Shares received in the Offer (exclusive of our available cash).”

Item 12.    Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit Number	Description

(d)(12)	Partial Waiver of Voting Agreement, dated as of November 16, 2011, by and between Piedmont Community Bank Holdings, Inc. and Jon S. Rufty.

(d)(13)	Partial Waiver of Voting Agreement, dated as of November 15, 2011, by and between Piedmont Community Bank Holdings, Inc. and Brent D. Barringer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

/s/ Scott Custer
Name:	Scott Custer
Title:	Chief Executive Officer

Date: November 16, 2011

EXHIBIT INDEX

Exhibit Number	Description

(d)(12)	Partial Waiver of Voting Agreement, dated as of November 16, 2011, by and between Piedmont Community Bank Holdings, Inc. and Jon S. Rufty.

(d)(13)	Partial Waiver of Voting Agreement, dated as of November 15, 2011, by and between Piedmont Community Bank Holdings, Inc. and Brent D. Barringer.